UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           INTEGRATED BIOPHARMA, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.002
                         (Title of Class of Securities)

                                    45811V105
                                 (CUSIP Number)

                                  E. GERALD KAY
                                 225 LONG AVENUE
                           HILLSIDE, NEW JERSEY 07205
                                 (888) 319-6962

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Andrew Abramowitz, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                DECEMBER 20, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 15)

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 2 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      E. GERALD KAY
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             4,550,211
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     1,158,345
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             4,550,211

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             1,158,345
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,708,556
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.3%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 3 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      EGK, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     819,629
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             0

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             819,629
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      819,629
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 4 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      RIVA KAY SHEPPARD
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,050,109
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     169,358
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             1,050,109

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             169,358
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,219,467
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 5 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CHRISTINA KAY
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,050,109
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     169,358
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             1,050,109

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             169,358
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,219,467
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 6 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ROBERT B. KAY
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             400,000
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     819,629
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             400,000

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             819,629
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,219,629
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 7 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      EVJ, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     819,629
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             0

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             819,629
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      819,629
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 8 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CARL DESANTIS
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,540,788
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     819,629
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             1,540,788

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             819,629
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,360,417
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                             Page 9 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CDS GROUP HOLDINGS, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      [FLORIDA]
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     819,629
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             0

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             819,629
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      819,629
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 10 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      SEYMOUR FLUG
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                (a) [x]
                                                                (b) [ ]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             1,245,033
                        -------------------------------------------------------
NUMBER OF
SHARES                  8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     0
EACH                    -------------------------------------------------------
REPORTING
PERSON                  9    SOLE DISPOSITIVE POWER
WITH
                             1,245,033

                        -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,245,033
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 11 of 15 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 (the "Amendment") relates to shares (the "Shares") of the Common Stock, par value $0.002 per share (the "Common Stock") of Integrated BioPharma, Inc., a Delaware corporation (the "Issuer") acquired by the Reporting Persons. This Amendment amends in its entirety the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") by Trade Investment Services, L.L.C., EVJ, LLC, EGK, LLC, CDS International Holdings, Inc., Robert B. Kay, E. Gerald Kay and Carl DeSantis on March 28, 2003 and amended by Amendment No. 1, filed on July 22, 2003. The principal executive offices of the Issuer are located at 225 Long Avenue Hillside, New Jersey 07205.

ITEM 2.  IDENTITY AND BACKGROUND.

         The names of the Reporting Persons are E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, Carl DeSantis, CDS Group Holdings, LLC and Seymour Flug (collectively, the "Group"). EGK, LLC and EVJ, LLC are organized under the laws of the State of Delaware and CDS Group Holdings, LLC is organized under the laws of the State of Florida. The rest of the members of the Group are citizens of the United States of America.

         The business address for the Group, except as set forth below, is c/o Integrated BioPharma, Inc., 225 Long Avenue Hillside, New Jersey 07205.

         E. Gerald Kay Chief Executive Officer of the Issuer

         EGK, LLC

         Riva Kay Sheppard, Vice President of the Issuer

         Christina Kay, Vice President of the Issuer

         Robert B. Kay, Chairman of the Board of Paxis Pharmaceuticals

         EVJ, LLC

         Carl DeSantis, President of CDS Holdings, Inc., 95 NE 4th Avenue Delray Beach, Florida 33483

         CDS Group Holdings, LLC, 95 NE 4th Avenue Delray Beach, Florida 33483

         Seymour Flug, Senior Advisor to the Issuer

         During the last five years, no members of the Group have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         EGK, LLC, EVJ, LLC and CDS Group Holdings, LLC, used their working capital, and the other members of the Group used personal funds to purchase the Shares for investment purposes.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each member of the Group purchased the Shares for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business, the Group

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 12 of 15 Pages

has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Notwithstanding anything to the contrary contained herein, each member of the Group reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The members of the Group individually, and as a whole, may be deemed to have beneficial ownership of 12,972,569 shares of Common Stock of the Issuer, representing approximately 73.2% of the Issuer's outstanding shares of Common Stock (the percentage of shares owned being based upon 13,544,951 shares outstanding on November 17, 2006).

         (b) E. Gerald Kay holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 4,550,211 shares of Common Stock. E. Gerald Kay may additionally be deemed to share beneficial ownership as well as voting and dispositive power with Riva Kay Sheppard with respect to 169,358 shares of Common Stock and with Christina Kay with respect to 169,358 shares of Common Stock. E. Gerald Kay is the manager of EGK LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the 819,629 shares of Common Stock held by EGK LLC.

         EGK, LLC holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

         Riva Kay Sheppard holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 1,050,109 shares of Common Stock. Riva Kay Sheppard may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock.

         Christina Kay holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 1,050,109 shares of Common Stock. Christina Kay may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock.

         Robert B. Kay holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 400,000 shares of Common Stock. Robert B. Kay is the manager of EVJ, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by EVJ, LLC.

         EVJ, LLC holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

         Carl DeSantis holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 1,540,788 shares of Common Stock. Carl DeSantis is the manager of CDS Group Holdings, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by CDS Group Holdings, LLC.

         CDS Group Holdings, LLC, holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 13 of 15 Pages

         Seymour Flug holds sole voting and dispositive power, and directly beneficially owns in the aggregate, 1,245,033 shares of Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The members of the Group individually, and as a whole, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 14 of 15 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2006                /s/E. Gerald Kay
                                        -------------------------------
                                        E. Gerald Kay, individually


                                        EGK, LLC


Dated: December 20, 2006                By: /s/E. Gerald Kay
                                        -------------------------------
                                        Name: E. Gerald Kay
                                        Title: Manager


Dated: December 20, 2006                /s/Riva Kay Sheppard
                                        -------------------------------
                                        Riva Kay Sheppard, individually


Dated: December 20, 2006                /s/Christina Kay
                                        -------------------------------
                                        Christina Kay, individually


Dated: December 20, 2006                /s/Robert B. Kay
                                        -------------------------------
                                        Robert B. Kay, individually


                                        EVJ, LLC

Dated: December 20, 2006                By:/s/Robert B. Kay
                                        -------------------------------
                                        Name: Robert B. Kay
                                        Title: Manager


Dated: December 20, 2006                /s/Carl DeSantis
                                        -------------------------------
                                        Carl DeSantis, individually


                                        CDS Group Holdings, LLC

Dated: December 20, 2006                By:/s/Carl DeSantis
                                        -------------------------------
                                        Name: Carl DeSantis
                                        Title: Manager


Dated: December 20, 2006                /s/Seymour Flug
                                        -------------------------------
                                        Seymour Flug, individually

CUSIP NO. 45811V105                                                SCHEDULE 13D
                                                            Page 15 of 15 Pages


                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d- 1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45811V105                                                SCHEDULE 13D


                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Integrated BioPharma, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 20, 2006                /s/E. Gerald Kay
                                        -------------------------------
                                        E. Gerald Kay, individually


                                        EGK, LLC


Dated: December 20, 2006                By: /s/E. Gerald Kay
                                        -------------------------------
                                        Name: E. Gerald Kay
                                        Title: Manager


Dated: December 20, 2006                /s/Riva Kay Sheppard
                                        -------------------------------
                                        Riva Kay Sheppard, individually


Dated: December 20, 2006                /s/Christina Kay
                                        -------------------------------
                                        Christina Kay, individually


Dated: December 20, 2006                /s/Robert B. Kay
                                        -------------------------------
                                        Robert B. Kay, individually


                                        EVJ, LLC

Dated: December 20, 2006                By:/s/Robert B. Kay
                                        -------------------------------
                                        Name: Robert B. Kay
                                        Title: Manager


Dated: December 20, 2006                /s/Carl DeSantis
                                        -------------------------------
                                        Carl DeSantis, individually


                                        CDS Group Holdings, LLC

Dated: December 20, 2006                By:/s/Carl DeSantis
                                        -------------------------------
                                        Name: Carl DeSantis
                                        Title: Manager


Dated: December 20, 2006                /s/Seymour Flug
                                        -------------------------------
                                        Seymour Flug, individually